Exhibit 6.2

CONSTITUTION

 of the

CROWN LEAGUE

Adopted [insert date] 2019

Table of Contents

		Page(s)

ARTICLE I	FORMATION AND INTERPRETATION OF CONSTITUTION	1

Sec. 1.1	Background and Purpose	1

Sec. 1.2	Formation of the Constitution	1

Sec. 1.3	Rules of Interpretation	1

Sec. 1.4	Priority	1

ARTICLE II	THE COMMISSIONER	1

Sec. 2.1	Appointment and Removal	1

Sec. 2.2	Functions of the Commissioner	1

ARTICLE III	LEAGUE BOARD OF OPERATIONS	2

Sec. 3.1	Formation of the Board	2

Sec. 3.2	Responsibilities of the Board	3

Sec. 3.3	Composition of the Board	3

Sec. 3.4	Chair	3

Sec. 3.5	Meetings of the Board	3

Sec. 3.6	Quorum	3

Sec. 3.7	Voting	3

Sec. 3.8	Confidentiality	3

Sec. 3.9	Expenses	3

Sec. 3.10	Limitations on Authority	4

ARTICLE IV	AMENDMENTS AND GOVERNING LAW	4

Sec. 4.1	Amendments to the Constitution	4

Sec. 4.2	Governing Law	4

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ARTICLE I
FORMATION AND INTERPRETATION OF CONSTITUTION

Sec. 1.1                Background and Purpose. The Crown League, LLC, a limited liability company organized under the laws of Delaware (“League Operator”), has been formed to operate the Crown League, a national fantasy sports league that will feature competition between professionally managed fantasy football teams (“League”).

Sec. 1.2                Formation of the Constitution. This Constitution of the Crown League (“Constitution”) constitutes an agreement between and among the League Operator and each team that has been admitted to participate in the League (“Admitted Team”). Each of the Admitted Teams shall be entitled to the benefits, and shall be bound by all the terms and provisions, of this Constitution.

Sec. 1.3                Rules of Interpretation. The words “hereby”, “herein”, “hereunder” and words of similar import refer to this Constitution as a whole and not merely to the specific section, paragraph or clause in which such word appears. The definitions given for terms in this Constitution shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The conjunction “or” shall be understood in its inclusive sense (and/or). The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

Sec. 1.4                Priority. In the event of a conflict between the terms of this Constitution and the limited liability company operating agreement of the Crown League as it may be amended, modified, supplemented or restated from time to time (“Crown League Operating Agreement” or “LLC Agreement”), the LLC Agreement shall govern and control. In the event of a conflict between the terms of this Constitution and any services agreement or other contract between the League Operator and an Admitted Team (“League Contract”), the League Contract shall govern and control.

ARTICLE II
The commissioner

Sec. 2.1               Appointment and Removal. The League Operator may appoint (and remove and replace) a League Commissioner to manage and oversee the day-to-day operations of the League (the “Commissioner”).

Sec. 2.2                Functions of the Commissioner. The Commissioner shall exercise those functions, and have those powers, as may be delegated to him/her from time to time by the League Operator including powers granted in the League Governing Documents including League Rules and interpreting League Rules. In particular, the Commissioner:

(a)          May establish, and update from time to time, the official schedule of League events and League-related programming for each Season, including the dates for the draft or other player selection processes;

(b)          May investigate any act, transaction or practice alleged or suspected to be contrary to, or in conflict with, the best interests of the League;

(c)          May determine, after investigation, what disciplinary action is appropriate in the given circumstances, and take such action, either against an Admitted Team or an individual, provided that all such actions shall be consistent with the LLC Agreement and any applicable League Contract;

(d)          May mediate disputes between or among the Admitted Teams and make determinations for the resolution of those disputes. Notwithstanding anything contrary in this subsection (d), the Commissioner shall have all power and authority to mediate disputes as outlined in League Governing Documents such as those found in League Rules;

(e)          May be the public face of, and spokesperson for, the League at promotional events, marketing events, sponsor events, fan-engagement events, owner-engagement events, photo shoots, press conferences, charitable events, webcasts or chats or other media events;

(f)          Shall have exclusive, full, complete, and final jurisdiction of any dispute involving two (2) or more Franchises in the League;

(g)          Shall have the power to suspend a Franchise, Member, Owner, or other person subject to the Commissioner’s jurisdiction for a definite or indefinite period and to impose such fines and other penalties as are authorized by this Constitution and any other League Governing documents;

(h)          Shall have the power to declare null and void any Player transaction made by and between GMs or Front Office personnel of any Franchises; and

(i)           Shall (wherever there is a rule for which no penalty is specifically fixed for violation thereof) have the authority to fix such penalty as in the Commissioner’s judgment shall be in the best interests of the League. Where a situation arises which is not covered in the Constitution or League Governing documents the Commissioner shall have the authority to make such decision, including the imposition of a penalty, as in his judgment shall be in the best interests of the League. The penalty that may be assessed under the preceding two sentences may include, without limitation, a fine, suspension, and/or the forfeiture or assignment of draft choices.

Finally, following an opportunity for the affected party to submit evidence and be heard, all actions duly taken by the Commissioner pursuant to this Constitution or pursuant to any other League governing documents, which are not specifically referable to the Board of Operations, shall be final, binding and conclusive, as an award in arbitration, and enforceable in a court of competent jurisdiction in accordance with the laws of the State of New York. In connection with all actions, hearings, or investigations taken or conducted by the Commissioner pursuant hereunder, (i) strict rules of evidence shall not apply, and all relevant and material evidence submitted may be received and considered, and (ii) the Commissioner shall have the right to require testimony and the production of documents and other evidence from any Franchise, Member or Owner, any employee of any Franchise, Member or Owner, and/or any employee of the League, and any person or Entity not complying with the requirements of the Commissioner shall be subject to such penalty as the Commissioner may assess

ARTICLE II
League board of operations

Sec. 2.1               Formation of the Board. Given that the business of operating a fantasy sports league in which teams are owned, at least in part, by the public, and publicly traded is a new one, and the operation of that business is expected to evolve quickly over time, the League Operator has established a League Board of Operations (“Board of Operations” or the “Board”) to provide advice and assistance to the League Operator in the conduct of its business. The Board of Operations is in addition to, and not in lieu of, the governance structures established by the LLC Agreement.

Sec. 2.2                Responsibilities of the Board. The Board shall have the following responsibilities:

(a)   Review, but not approve, the annual budget and business plan for the League and advise the Managing Member(s) of the League;

(b)   Monitor and evaluate the progress of both the League Operator’s and each Team Operator’s marketing activities and their efforts to promote the League and the Admitted Teams;

(c)   Identify critical-path business decisions relating to League operations and any future expansion of the League;

(d)   Provide ongoing input and suggestions regarding the vision and direction of the League and the adoption of new programs and initiatives for the League; and

(e)   Provide advice to the League Operator on matters of interest to the Admitted Teams and the conduct of the business of the League, in each case (items (a) through (e)) on a non-binding basis.

Sec. 2.3                Composition of the Board. The Board will be comprised of (a) one (1) representative designated by each Admitted Team, and (b) two (2) representatives designated by the League Operator, one of which shall be the League Operator Managing Member or designee of the Managing Member, and the other elected by the majority of Class B holders eligible to vote.

Sec. 2.4                Chair. The Board will be co-chaired by a Commissioner and a representative of the Admitted Teams elected annually by a majority of the designees of the Admitted Teams on the Board.

Sec. 2.5                Meetings of the Board. The Commissioner will schedule and conduct no fewer than two (2) regular Board meetings each year, either in person (at a location designated by the Commissioner) or by means of conference telephone or similar form of communications equipment which allows all persons participating in the meeting to hear and speak to each other throughout the meeting. Regular meetings may be called by the Commissioner on not less than twenty (20) days’ advance notice. The Commissioner will set an agenda for each regularly scheduled meeting, and will distribute the agenda for such meetings at least five (5) days in advance of such meetings, unless exigent circumstances otherwise give rise to a shorter period.

Sec. 2.6                Quorum. A quorum will be required and will exist whenever there is present at a meeting (a) at least one (1) representative appointed by the League Operator, and (b) at least one (1) representative appointed by a majority of the Admitted Teams.

Sec. 2.7                Voting. The League Operator and each Admitted Team will be entitled to one vote on matters coming before the Board for a vote.

Sec. 2.8                Confidentiality. The Admitted Teams and their representatives will be required to maintain the confidentiality of the annual budget and business plan and any other information that the League Operator shares with the Board, as well as the discussions and deliberations which take place during all Board meetings.

Sec. 2.9                Expenses. Each Admitted Team will bear all costs of its representatives related to its participation on the Board and attendance at Board meetings.

Sec. 2.10              Limitations on Authority. The League Operator and each Admitted Team shall retain the rights, powers, and discretion granted to it under the LLC Agreement and any applicable League Contract, and no such rights, powers, or discretion shall be delegated to or vested in the Board unless the parties expressly so agree in writing. The Board shall not have the power to amend, modify or waive compliance with the LLC Agreement or any applicable League Contract, which may only be amended, modified or waived as provided therein.

ARTICLE III
AMENDMENTS AND GOVERNING LAW

Sec. 3.1                Amendments to the Constitution. The League Operator shall have authority to amend, modify or replace this Constitution from time to time. Where feasible, the League Operator shall discuss material proposed Constitution amendments, modifications or replacements with the Board, it being understood that in the event that the League Operator determines that exigencies are such that such discussion is not feasible, the League Operator will retain the authority to amend, modify or replace this Constitution without engaging in any such discussions.

Sec. 3.2                Governing Law. This Constitution shall be governed by, and enforced in accordance with, the internal laws of State of Delaware without giving effect to any choice of law or conflict of law provisions or rules (whether of Delaware or any other jurisdiction) that cause the application of the law of any jurisdictions other than the State of Delaware. To the extent any fiduciary duties that may exist as a result of the relationship of the parties to this Constitution or the creation or operation of the Board of Operations are inconsistent with, or would have the effect of expanding, modifying, limiting or restricting any of the express terms of LLC Agreement, the express terms of the LLC Agreement shall control. This Constitution shall be interpreted in accordance with general principles of contract interpretation without regard to the common law principles of agency.

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